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                           September 24, 2020

       Robert Lisy
       Chief Executive Officer and President
       International Money Express, Inc.
       9480 South Dixie Highway
       Miami, Florida 33156

                                                        Re: International Money
Express, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed September 18,
2020
                                                            File No. 333-248902

       Dear Mr. Lisy:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact
Katherine Bagley at (202) 551-2545 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Trade & Services
       cc:                                              Ira N. Rosner